                                  EXHIBIT 12.1

                    KINGSWAY FINANCIAL INC. AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
                (In thousands of Canadian dollars, except ratios)

                         Nine Months
                            Ended                      Year Ended December 31,
                        September 30,   -----------------------------------------------------
                            2002          2001       2000       1999       1998        1997
                        -------------   --------   --------   --------    --------   --------

EARNINGS:

Net income                $ 54,134      $ 44,931   $ 27,470   $ 13,598    $ 31,011   $ 22,151

Add: Interest expense        8,754        11,399     11,408     10,557       2,034       --

Add: Income taxes           (4,423)       10,083      5,393     (1,896)     20,428      6,189
                          --------      --------   --------   --------    --------   --------

  Income, as adjusted       58,465        66,413     44,271     22,259      53,473     28,340
                          ========      ========   ========   ========    ========   ========

FIXED CHARGES:

Interest expense          $  8,754      $ 11,399   $ 11,408   $ 10,557    $  2,034       --
                          --------      --------   --------   --------    --------   --------

  Total fixed charges     $  8,754      $ 11,399   $ 11,408   $ 10,557    $  2,034       --
                          ========      ========   ========   ========    ========   ========
Ratio of earnings to
fixed charges                 6.68          5.83       3.88       2.11       26.29       --
                          ========      ========   ========   ========    ========   ========
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